

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

September 30, 2005

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Notice

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Outlets

Table of Contents

__Section__

Portfolio Data:

Financial Data:

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Geographic Diversification

As of September 30, 2005			
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina (1) (2)	3	1,222,503	14%
Georgia	3	808,810	9%
New York	1	729,497	9%
Texas	2	620,000	7%
Alabama (2)	2	615,332	7%
Delaware (2)	1	568,873	7%
Tennessee	2	513,732	6%
Michigan	2	436,751	5%
Utah (2)	1	300,602	4%
Connecticut (2)	1	291,051	3%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon (2)	1	270,280	3%
Illinois (2)	1	256,514	3%
Pennsylvania	1	255,152	3%
Louisiana	1	243,499	3%
New Hampshire (2)	1	227,998	3%
Florida	1	198,924	2%
North Carolina (3)	2	187,510	2%
Minnesota	1	134,480	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total	32	8,629,884	100%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.
(3) Excludes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 9/30/05	% Occupied 9/30/05	% Occupied 6/30/05	% Occupied 3/31/05	% Occupied 12/31/04	% Occupied 09/30/04
Riverhead, NY	729,497	100%	99%	99%	99%	99%
Rehoboth, DE (2)	568,873	99%	100%	99%	99%	99%
Foley, AL (2)	535,757	98%	99%	95%	99%	99%
San Marcos, TX	442,510	99%	99%	98%	100%	97%
Myrtle Beach, SC (2)	427,417	90%	93%	92%	92%	96%
Sevierville, TN	419,038	100%	100%	99%	100%	100%
Myrtle Beach, SC (1)	401,992	99%	100%	97%	99%	100%
Hilton Head, SC (2)	393,094	87%	90%	89%	92%	91%
Commerce II, GA	340,656	99%	99%	96%	99%	98%
Howell, MI	324,631	98%	96%	96%	100%	100%
Park City, UT (2)	300,602	99%	99%	98%	97%	97%
Westbrook, CT (2)	291,051	92%	92%	92%	93%	93%
Locust Grove, GA	282,404	99%	98%	97%	100%	98%
Branson, MO	277,883	100%	100%	100%	100%	100%
Williamsburg, IA	277,230	99%	96%	96%	100%	97%
Lincoln City, OR (2)	270,280	94%	92%	91%	96%	95%
Tuscola, IL (2)	256,514	76%	76%	75%	78%	76%
Lancaster, PA	255,152	100%	99%	99%	100%	99%
Gonzales, LA	243,499	98%	100%	100%	100%	97%
Tilton, NH (2)	227,998	96%	96%	91%	99%	98%
Fort Myers, FL	198,924	91%	91%	92%	91%	87%
Commerce I, GA	185,750	90%	86%	76%	82%	68%
Terrell, TX	177,490	99%	99%	100%	100%	97%
North Branch, MN	134,480	100%	100%	98%	100%	100%
West Branch, MI	112,120	100%	97%	98%	98%	100%
Barstow, CA	108,950	93%	98%	100%	100%	100%
Blowing Rock, NC	105,332	100%	100%	100%	100%	100%
Pigeon Forge, TN	94,694	95%	96%	93%	96%	96%
Nags Head, NC	82,178	98%	100%	100%	100%	100%
Boaz, AL	79,575	95%	95%	95%	95%	95%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Seymour, IN	n/a	n/a	n/a	n/a	89%	85%
Total (3)	**8,629,884**	**97%**	**97%**	**95%**	**97%**	**96%**

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.
(3) Excludes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Portfolio Occupancy at the End of Each Period (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement. Excludes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Major Tenants (1)

Ten Largest Tenants As of September 30, 2005 (1)			
Tenant	# of Stores	GLA	% of Total GLA
The Gap, Inc.	60	600,112	7.0%
Phillips-Van Heusen	96	459,437	5.3%
Liz Claiborne	50	359,849	4.2%
VF Factory Outlet	38	308,796	3.6%
Carter's	51	243,777	2.8%
Reebok International	31	240,502	2.8%
Dress Barn, Inc.	31	225,650	2.6%
Retail Brand Alliance, Inc.	35	209,985	2.4%
Polo Ralph Lauren	24	197,569	2.3%
Brown Group Retail, Inc.	48	196,978	2.3%
Total of All Listed Above	464	3,042,655	35.3%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement. Excludes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Lease Expirations as of September 30, 2005

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1)   Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement. Excludes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Leasing Activity (1)

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	42	32	23		97	99
Gross leasable area	204,830	117,356	73,042		395,228	396,189
New base rent per square foot	$17.25	$16.41	$21.52		$17.79	$17.27
Prior base rent per square foot	$16.60	$15.72	$18.00		$16.60	$16.57
Percent increase in rent per square foot	3.9%	4.4%	19.5%		7.2%	4.2%
Renewed Space:						
Number of leases	169	74	48		291	328
Gross leasable area	739,494	334,357	228,647		1,302,498	1,452,268
New base rent per square foot	$17.35	$16.20	$14.98		$16.64	$14.61
Prior base rent per square foot	$15.97	$15.25	$14.82		$15.58	$13.78
Percent increase in rent per square foot	8.6%	6.2%	1.1%		6.8%	6.0%
Total Re-tenanted and Renewed Space:						
Number of leases	211	106	71		388	427
Gross leasable area	944,324	451,713	301,689		1,697,726	1,848,457
New base rent per square foot	$17.33	$16.25	$16.56		$16.90	$15.18
Prior base rent per square foot	$16.10	$15.37	$15.59		$15.82	$14.38
Percent increase in rent per square foot	7.6%	5.7%	6.2%		6.9%	5.6%

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Stores Opening:						
Number of stores	13	32	30		75	94
Gross leasable area	50,994	105,009	133,745		289,748	323,471
Base rent per square foot	$15.05	$18.24	$17.98		$17.56	$17.37
Stores Closing:						
Number of stores	32	13	27		72	96
Gross leasable area	103,163	57,780	80,182		241,125	336,250
Base rent per square foot	$18.02	$13.35	$18.88		$17.18	$16.27
Percent increase in rent per square foot	(16.5%)	36.7%	(4.8%)		2.2%	6.7%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement. Excludes one center in Burlington, NC for which we only have management responsibilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	9/30/05	6/30/05	3/31/05	12/31/04	09/30/04
Assets					
Rental property					
Land	$113,284	$113,284	$113,355	$113,830	$113,869
Buildings	960,105	956,440	954,758	963,563	956,109
Construction in progress	8,797	6,044	1,173	--	--
Total rental property	1,082,186	1,075,768	1,069,286	1,077,393	1,069,978
Accumulated depreciation	(247,179)	(237,688)	(228,252)	(224,622)	(215,172)
Total rental property – net	835,007	838,080	841,034	852,771	854,806
Cash	6,219	3,543	6,531	4,103	27,135
Short-term investments	20,000	--	--	--	--
Deferred charges – net	52,873	54,818	55,611	58,851	60,958
Other assets	26,895	21,785	21,536	20,653	19,595
Total assets	$940,994	$918,226	$924,712	$936,378	$962,494
Liabilities, minority interests & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes	$100,000	$100,000	$100,000	$100,000	$147,509
Mortgages payable	281,069	290,197	305,983	308,342	310,483
Unsecured note	53,500	53,500	53,500	53,500	53,500
Lines of credit	--	45,330	33,455	26,165	--
Total debt	434,569	489,027	492,938	488,007	511,492
Construction trade payables	8,294	9,231	9,781	11,918	10,361
Accounts payable & accruals	14,849	16,984	25,753	17,026	17,488
Total liabilities	457,712	515,242	528,472	516,951	539,341
Minority interests					
Consolidated joint venture	227,234	225,103	223,895	222,673	221,400
Operating partnership	42,220	31,963	31,045	35,621	36,533
Total minority interests	269,454	257,066	254,940	258,294	257,933
Shareholders' equity					
Common shares	307	277	276	274	274
Paid in capital	349,287	278,811	277,857	274,340	274,286
Distributions in excess of net income	(130,955)	(126,436)	(129,917)	(109,506)	(105,116)
Deferred compensation	(5,930)	(6,372)	(6,844)	(3,975)	(4,224)
Accum. other compreh. income (loss)	1,119	(362)	(72)	--	--
Total shareholders' equity	213,828	145,918	141,300	161,133	165,220
Total liabilities, minority interests & shareholders' equity	$940,994	$918,226	$924,712	$936,378	$962,494

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	09/05	06/05	03/05	12/04	09/04	09/05	09/04
Revenues							
Base rentals	$33,981	$33,528	$31,861	$33,504	$32,879	$99,370	$96,380
Percentage rentals	1,815	1,267	886	2,380	1,289	3,968	2,958
Expense reimbursements	14,248	12,620	14,297	14,629	13,060	41,165	37,956
Other income	1,595	1,205	947	1,692	1,816	3,747	5,054
Total revenues	51,639	48,620	47,991	52,205	49,044	148,250	142,348
Expenses							
Property operating	16,060	14,611	16,240	16,664	14,953	46,911	43,095
General & administrative	3,578	3,711	3,044	3,063	3,346	10,333	9,757
Depreciation & amortization	12,108	11,420	12,930	12,292	14,042	36,458	39,154
Total expenses	31,746	29,742	32,214	32,019	32,341	93,702	92,006
Operating income	19,893	18,878	15,777	20,186	16,703	54,548	50,342
Interest expense	7,932	8,167	8,228	8,433	8,919	24,327	26,684
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate	11,961	10,711	7,549	11,753	7,784	30,221	23,658
Equity in earnings of unconsolidated joint ventures	255	268	191	243	359	714	799
Minority interests:							
Consolidated joint venture	(6,860)	(6,727)	(6,624)	(6,734)	(7,198)	(20,211)	(20,410)
Operating partnership	(943)	(772)	(202)	(958)	(175)	(1,917)	(743)
Income from continuing operations	4,413	3,480	914	4,304	770	8,807	3,304
Discontinued operations (1)	--	--	--	--	(2,785)	--	(562)
Income before loss on sale of real estate	4,413	3,480	914	4,304	(2,015)	8,807	2,742
Loss on sale of real estate	--	--	(3,843)	--	--	(3,843)	--
Net income (loss)	$4,413	$3,480	$(2,929)	$ 4,304	$ (2,015)	$ 4,964	$ 2,742
Basic earnings per common share:							
Income from continuing operations	$ .16	$ .13	$(.11)	$ .16	$ .03	$ .18	$.12
Net income (loss)	$ .16	$ .13	$(.11)	$ .16	$(.07)	$ .18	$.10
Diluted earnings per common share:							
Income from continuing operations	$ .15	$ .13	$(.11)	$ .16	$ .03	$ .18	$.12
Net income (loss)	$ .15	$ .13	$(.11)	$ .16	$(.07)	$ .18	$.10
Weighted average common shares:							
Basic	28,374	27,357	27,304	27,266	27,224	27,682	26,969
Diluted	28,680	27,576	27,516	27,520	27,366	27,934	27,183

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold for which we have no significant continuing involvement, including any gain or loss on such sales, have been reported above as discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	09/05	06/05	03/05	12/04	09/04	09/05	09/04
Funds from operations:							
Net income	$ 4,413	$ 3,480	$ (2,929)	$ 4,304	$(2,015)	$ 4,964	$2,742
Adjusted for -							
Minority interest in operating partnership	943	772	202	958	175	1,917	743
Minority interest adjustment consolidated joint venture	(441)	(277)	169	(198)	314	(549)	18
Minority interest, depreciation and amortization in discontinued operations	--	--	--	--	(518)	--	433
Depreciation and amortization uniquely significant to real estate - wholly owned	12,041	11,358	12,876	12,239	13,986	36,275	38,985
Depreciation and amortization uniquely significant to real estate – joint ventures	375	370	369	379	351	1,114	955
(Gain) loss on sale of real estate	--	--	3,843	--	3,544	3,843	(1,460)
Funds from operations	$ 17,331	$ 15,703	$ 14,530	$17,682	$15,837	$ 47,564	$45,336
Funds from operations per share	$.50	$.47	$.43	$.53	$.47	$1.40	$1.36
Funds available for distribution:							
Funds from operations	$ 17,331	$ 15,703	$ 14,530	$17,682	$15,837	$47,564	$45,336
Adjusted For -							
Corporate depreciation excluded above	66	62	55	53	56	183	169
Amortization of finance costs	323	341	355	350	383	1,019	1,115
Amortization of share compensation	426	468	242	237	236	1,136	1,239
Straight line rent adjustment	(706)	(539)	(112)	(90)	(81)	(1,357)	(299)
Below market rent adjustment	76	(613)	(46)	(418)	(277)	(583)	(647)
Market rate interest adjustment	(652)	(643)	(629)	(631)	(634)	(1,924)	(1,879)
2nd generation tenant allowances	(1,290)	(2,346)	(4,462)	(2,839)	(1,413)	(8,098)	(4,529)
Capital improvements	(1,841)	(2,231)	(952)	(2,080)	(1,583)	(5,024)	(4,965)
Consolidated joint venture minority interest share of adjustments	441	277	(169)	198	(314)	549	(18)
Funds available for distribution	$14,174	$10,479	$ 8,812	$12,462	$12,209	$33,465	$35,522
Funds available for distribution per share	$.41	$.31	$.26	$.37	$.37	$.98	$1.07
Dividends paid per share	$.3225	$.3225	$.3125	$.3125	$.3125	$.9575	$.9325
FFO payout ratio	65%	69%	73%	59%	66%	68%	69%
FAD payout ratio	79%	104%	120%	84%	84%	98%	87%
Diluted weighted average common shs.	34,747	33,643	33,583	33,587	33,433	34,001	33,250

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	09/05	06/05	03/05	12/04	09/04	09/05	09/04
GLA open at end of period - (000's)							
Wholly owned	4,956	4,923	4,925	5,066	5,066	4,956	5,066
Partially owned consolidated (1)	3,271	3,271	3,271	3,271	3,271	3,271	3,271
Partially owned unconsolidated(2)	402	402	402	402	391	402	391
Managed properties	65	65	65	105	432	65	432
Total GLA open at end of period	8,694	8,661	8,663	8,844	9,160	8,694	9,160
Weighted average GLA (000's) (3)	8,207	8,196	8,281	8,337	8,338	8,227	8,338
End of period occupancy (1) (2)	97%	97%	95%	97%	96%	97%	96%
PER SQUARE FOOT							
Revenues							
Base rentals	$4.14	$4.09	$3.85	$4.02	$3.95	$12.08	$11.56
Percentage rentals	.22	.15	.11	.29	.15	.48	.35
Expense reimbursements	1.73	1.54	1.73	1.75	1.56	5.00	4.55
Other income	.20	.15	.11	.20	.22	.46	.61
Total revenues	6.29	5.93	5.80	6.26	5.88	18.02	17.07
Expenses							
Property operating	1.96	1.78	1.96	2.00	1.79	5.70	5.17
General & administrative	.44	.45	.37	.37	.40	1.26	1.17
Depreciation & amortization	1.48	1.39	1.56	1.47	1.69	4.43	4.70
Total expenses	3.88	3.62	3.89	3.84	3.88	11.39	11.04
Operating income	2.41	2.31	1.91	2.42	2.00	6.63	6.03
Interest expense	.97	1.00	.99	1.01	1.07	2.96	3.20
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and loss on sale of real estate	$1.44	$1.31	$.92	$1.41	$.93	$3.67	$2.83
Total revenues less property operating and general & administrative expenses ("NOI")	$3.89	$3.70	$3.47	$3.89	$3.69	$11.06	$10.73

(1) Includes the nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

(2) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

(3) Represents GLA of wholly owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Unconsolidated Joint Venture Information – All

Summary Balance Sheets (dollars in thousands)

	09/30/05	06/30/05	03/31/05	12/31/04	9/30/04	Tanger's Share as of 09/30/05 (1)
Assets						
Investment properties at cost – net	$65,585	$67,446	$67,399	$69,865	$68,615	$28,459
Cash and cash equivalents	4,171	4,253	4,319	2,449	2,184	1,817
Deferred charges – net	1,340	1,433	1,305	1,973	2,076	670
Other assets	6,073	4,245	3,869	2,826	3,168	2,357
Total assets	$77,169	$77,377	$76,892	$77,113	$76,043	$33,303
Liabilities & Owners' Equity						
Mortgage payable	$61,066	$61,024	$60,254	$59,708	$59,233	$26,322
Member loans payable	550	--	--	--	--	275
Construction trade payables	215	477	426	578	1,328	108
Accounts payable & other liabilities	1,239	1,956	828	702	730	529
Total liabilities	63,070	63,457	61,508	60,988	61,291	27,234
Owners' equity	14,099	13,920	15,384	16,125	14,752	6,069
Total liabilities & owners' equity	$77,169	$77,377	$76,892	$77,113	$76,043	$33,303

(1) Tanger's portion of investment properties at cost – net, includes $8.7 million associated with a development property that generated net income considered incidental to its intended future operation as an outlet center. As such, the net income generated from this property is recorded as a reduction to the carrying value of the property and is therefore not included in the summary statement of operations below.

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	09/05	06/05	03/05	12/04	09/04	09/05	09/04
Revenues	$2,735	$2,933	$2,511	$2,557	$2,682	$8,179	$7,264
Expenses							
Property operating	888	1,067	974	900	918	2,929	2,639
General & administrative	4	15	--	10	8	19	21
Depreciation & amortization	777	769	767	765	723	2,313	1,977
Total expenses	1,669	1,851	1,741	1,675	1,649	5,261	4,637
Operating income	1,066	1,082	770	882	1,033	2,918	2,627
Interest expense	584	574	417	401	346	1,575	1,131
Net income	$482	$508	$353	$481	$687	$1,343	$1,496
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$922	$925	$769	$824	$878	$2,616	$2,302
Net income	$255	$268	$191	$243	$359	$714	$799
Depreciation (real estate related)	$375	$370	$369	$379	$351	$1,114	$955

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of September 30, 2005			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Kittery I, ME (1) San Marcos I, TX (1) West Branch, MI (1) Williamsburg, IA (1)	$ 59,263	7.875%	04/01/09
San Marcos II, TX (1)	18,151	7.980%	04/01/09
Blowing Rock, NC	9,244	8.860%	09/01/10
Nags Head, NC	6,273	8.860%	09/01/10
Consolidated JV Debt	180,875	6.590%	07/10/08
Premium on Consolidated JV Debt (2)	7,263		
Total mortgage debt	281,069		
Corporate debt			
Unsecured term loan	53,500	Libor + 1.45%	03/26/06
Unsecured credit facilities	---	Libor + 1.40%	06/30/07
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	153,500		
Total debt	$434,569		

(1)   Represents mortgages prepaid on October 3, 2005.
(2)   Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of September 30, 2005		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2005	930	77,414	78,344
2006	3,849	53,500	57,349
2007	4,121	--	4,121
2008	2,688	270,351	273,039
2009	394	--	394
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014			
2015 & thereafter	--	--	--
	$12,163	$415,143	$427,306
Premium on Consolidated JV Debt (1)			7,263
			$434,569

(1) Represents a premium on mortgage debt assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6825
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
              3200 Northline Avenue
              Suite 360
              Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 9/30/05

Tanger Outlets